PURE GOLD
MINERALS INC. T.PUG

03 OCT -3 AM 7:21

Fax:	**1-202-942-9624**
To:	**Securities & Exchange Commission – Washington, D.C.**
Attention:	**Compliance**
From:	**Debra Watkins**
Re:	**Pure Gold News Release**

SUPPL

STRICTLY CONFIDENTIAL

Please deliver to the addressee immediately

PROCESSED
OCT 09 2003
THOMSON FINANCIAL

PLEASE FIND ATTACHED LATEST NEWS RELEASE

Re: File No: 82-3520

03032500

dlw 10/6

1255 West Pender Street
Vancouver, B.C. Canada V6E 2V1
Phone: 604-687-2038 Fax: 604-687-3141

Q:\Company Files\News Releases\Pure Gold Minerals Inc\PUG-FAX-News Releases.doc

NEWS RELEASE
PURE GOLD MINERALS INC.

1255 West Pender Street, Vancouver, B.C. V6E 2V1
Tel.: (604) 687-2038 / Fax.: (604) 687-3141

October 2, 2003 **TSX.T (Shares): PUG**
(Warrants): PUG.WT

PROPERTY ACQUISITION – HIGH LAKE, NUNAVUT

Pure Gold Minerals Inc. ("Pure Gold" or the "Company") is pleased to announce that it has acquired a 100% interest and an additional 35,000 acres of property in the High Lake area, subject to a 2% NSR for precious metals and base minerals and a 2% GORR for diamonds.

The Property contains a portion of the High Lake greenstone belt, in the northern part of the Slave structural province, which is host to the Wolfden Resources Inc. ("Wolfden" TSX:WLF) deposit. The High Lake greenstone belt varies from 5 to 30km in width and extends 140km south from the Coronation Gulf. The greenstones consist primarily of felsic volcanic rocks but mafic rocks are also common, which is in contrast to other Slave province greenstone belts.

The property is located immediately to the north of the Company's North James Bay Property. On its High Lake Property, Wolfden has recently announced the discovery and ongoing delineation of a second high-grade massive sulphide deposit and a separate new high-grade gold discovery on the property. Pure Gold will compile all available historic data on the property. The results of this program will be used to plan future exploration on the property.

The Company has commenced an airborne magnetometer and electromagnetometer survey on portions of the Property underlain by the favourable greenstones belt that hosts the High Lake deposit. The survey will be conducted by Fugro Airborne Surveys.

Pure Gold will issue 100,000 units consisting of 1 share and ½ a warrant to the Vendors, Hunter Exploration Group, prior to May 1, 2004. Commencing October 1, 2004, the property is subject to a $10,000 annual advanced royalty payment. The work commitment of $500,000 over five years has been agreed on.

The above is subject to regulatory approval.

For further information, please contact:

Donald R. Sheldon – President
(604) 687-2038 or visit our website at www.puregold.ca